

Mail Stop 4631

January 20, 2010

<u>Via U.S. mail and facsimile</u>

Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

> **RE:** **The Blackstone Group L.P.**
> **Forms 10-Q for Periods Ended September 30, 2009 and June 30, 2009**
> **File No. 1-33551**

Dear Mr. Tosi:

We have completed our review of the filings referenced above and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant